SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G**

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Hawthorne Financial Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

420542102
(Cusip Number)

June 20, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/     /  Rule 13d-1(b)
/  X /  Rule 13d-1(c)
/     /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 475,896 shares, which constitutes approximately 7.7% of the 6,163,722 shares deemed outstanding pursuant to Rule 13d-3(D)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 5,687,826 shares outstanding.


CUSIP No. 420542102

1.     Name of Reporting Person:

        The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                          5.     Sole Voting Power: -0-
Number of
Shares
Beneficially       6.     Shared Voting Power: -0-
Owned By
Each
Reporting          7.     Sole Dispositive Power: -0-
Person
With
                          8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        122,294 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 2.1% (2)

12.     Type of Reporting Person: 00 - Trust
----------
(1)     Represents shares of the Stock that may be acquired upon exercise of warrants.
(2)     Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,810,120 shares of the Stock outstanding.


CUSIP No. 420542102

1.     Name of Reporting Person:

        820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: -0-
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        176,801 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 3.0% (2)

12.     Type of Reporting Person: 00-Trust
----------
(1)     Represents shares of the Stock that may be acquired upon exercise of warrants.
(2)     Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,864,627 shares of the Stock outstanding.


CUSIP No. 420542102

1.     Name of Reporting Person:

       Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                           5.     Sole Voting Power: -0-
Number of
Shares
Beneficially        6.     Shared Voting Power: -0-
Owned By
Each
Reporting           7.     Sole Dispositive Power: -0-
Person
With
                           8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        176,801 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.     Percent of Class Represented by Amount in Row (9): 3.0% (2)

12.     Type of Reporting Person: 00 - Trust
----------
(1)     Represents shares of the Stock that may be acquired upon exercise of warrants.
(2)     Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,864,627 shares of the Stock outstanding.


Item 1(a).     Name of Issuer.

The name of the issuer is Hawthorne Financial Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 2831 Rosecrans Avenue, 2nd Floor, El Segundo, California  90245.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by The Bass Management Trust, a Texas revocable trust ("BMT"), 820 Management Trust, a Texas revocable trust ("820") and Sid R. Bass Management Trust, a Texas revocable trust ("SRBMT") (collectively, the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):   Perry R. Bass ("PRB"), Nancy Lee Bass ("NLB"), Lee M. Bass ("LMB") and Sid R. Bass ("SRB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).      Address of Principal Business Office, or if None, Residence.

The principal business office for each of BMT, 820, SRBMT, PRB, LMB, and SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.

Item 2(c).       Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), issued by the Issuer.

Item 2(e).     CUSIP Number.

The CUSIP number of the shares of Stock is 420542102.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) / /  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) / /  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) / /  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 122,294, which constitutes approximately 2.1% of the 5,810,120 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 176,801, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 176,801, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

Controlling Persons

PRB

Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 122,294 shares of the Stock, which constitutes approximately 2.1% of the 5,810,120 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

NLB

Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 122,294 shares of the Stock, which constitutes approximately 2.1% of the 5,810,120 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

LMB

Because of his position as the sole trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 176,801 shares of the Stock, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

SRB

Because of his position as a trustee and the sole trustor of SRBMT, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 176,801 shares of the Stock, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BMT

BMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

820

820 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRBMT

SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

LMB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB

SRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of the Reporting Persons pursuant to Rule 13d-1(c).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

DATED:     June 20, 2002

THE BASS MANAGEMENT TRUST

By: /s/ W.R. Cotham
      W.R. Cotham, Attorney-in-Fact for
      The Bass Management Trust (1)

820 MANAGEMENT TRUST

By:   /s/ William P. Hallman, Jr.
       William P. Hallman, Jr.,
       Attorney-in-Fact for
       Lee M. Bass, Sole Trustee (2)

SID R. BASS MANAGEMENT TRUST

By:  /s/ W. R. Cotham
      W. R. Cotham, Attorney-in-Fact for
       Sid R. Bass Management Trust (3)

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.